Exhibit 2.8

Filings with the Taipei Exchange’s Market Observation Post System,

dated August 23, 2021

No: 1

Subject: Pursuant to Article 33 of the Business Mergers And Acquisitions Act

To which item it meets—article 4 paragraph 53

Date of events: 2021/08/23

Contents:

1.	Date of occurrence of the event: 2021/08/23

2.	Company name: Taiwan Liposome Company, Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: NA

5.	Cause of occurrence: Announcement to the items below pursuant to Article 33 of the Business Mergers And Acquisitions Act:

(1)

The essentials of a resolution adopted by the shareholders’ meeting or the Board of Directors: The share swap transaction (Share Swap) conducted by Company and Woods Investment Company, Ltd. (“Woods”) has been approved separately by the Board of Directors of the Company on July 5, 2021, and the extraordinary shareholders’ meeting of the Company on August 20, 2021. Woods will issue series B special shares to shareholders of Company in exchange of Company shares held by them at the exchange ratio of 1:1. The issue price of the Series B Special Share will be NT$100 per share. After Share Swap, Company will become a wholly-owned subsidiary of Woods.

(2)

Transfer of shares shall be effective on the reference date of Share Swap. The tentative reference date of Share Swap is October 8, 2021 which is approved by the extraordinary shareholders’ meeting of Company on August 20, 2021.

(3)

Shareholders shall file shares they held with the company one day before the reference date of the Share Swap; those shares not filed will become null and void. Where a centralized securities depository enterprise processes transfer matters, shareholders do not need to file shares they held with the company one day before the reference date of Share Swap, for the shares of Company is scripless issuance.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

No: 2

Subject: Announcement of the reference date and relevant dates for share conversion between Company and Woods Investment Company, Ltd. (“Woods”) Investment Company, Ltd.

To which item it meets—article 4 paragraph 53

Date of events: 2021/08/23

Contents:

1.	Date of occurrence of the event: 2021/08/23

2.	Company name: Taiwan Liposome Company, Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: NA

5.

Cause of occurrence: The extraordinary shareholders’ meeting approved agenda items including share swap transaction with Woods, delisting of shares, and cessation of public company status on August 20, 2021, the reference date and other relevant dates are shown below:

(1)	Stock last trading day: 2021/09/29

(2)	Stock stop trading period: 2021/09/30~2021/10/08

(3)	Stock last transfer date: 2021/10/01

(4)	Book closure period: 2021/10/04~2021/10/08

(5)	Reference date: 2021/10/08

(6)	Delisting of shares and cessation of public company status date: 2021/10/08

6.	Countermeasures: None

7.	Any other matters that need to be specified:

The tentative reference date for the Share Swap is October 8, 2021. However, if either party to the Share Swap Agreement fails to obtain the requisite approval from the competent authorities, complete the requisite reporting procedure and obtain requisite corporate approvals (including board of directors and/or shareholders’ meeting approvals) or satisfy the closing conditions in the Share Swap Agreement, it is proposed to authorize the independent director, May Kang to change the reference date together with Woods and to make public announcement.